SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
Amendment No. 19

Dover Motorsports, Inc.
(Name of Issuer)

Common Stock, Par Value $0.10 per share
(Title of Class of Securities)

260174107
(CUSIP Number)

Mario Cibelli, c/o Cibelli Capital Management, L.L.C. 110 East 42ND Street, Suite 1100, New York, NY 10017
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2010
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

____________
(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	260174107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Mario Cibelli

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF, WC, PN

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

3,184,590

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

3,184,590

10.	SHARES DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,184,590

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.60%

14.	TYPE OF REPORTING PERSON*

IN

CUSIP No.	260174107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Cibelli Capital Management, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware; United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,995,509

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER

2,995,509

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,995,509

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.56%

14.	TYPE OF REPORTING PERSON*

CO

CUSIP No.	260174107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Marathon Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York; United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,995,509

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER

2,995,509

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,995,509

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.56%

14.	TYPE OF REPORTING PERSON*

PN

CUSIP No. 260174107

Item 1.  Security and Issuer.

The name of the issuer is Dover Motorsports, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's offices is 1131 North DuPont Highway, Dover, Delaware, 19901. This Schedule 13D relates to the Issuer's Common Stock, $0.10 par value (the "Shares").

Item 2.  Identity and Background.

(a-c, f) This Schedule 13D is being filed by Mario Cibelli, a United States citizen, Marathon Partners, L.P., a New York limited partnership ("MP") and Cibelli Capital Management, L.L.C., a Delaware limited liability company that is an investment management firm which serves as the general partner of MP ("CCM"), each of whose principal business address is located at c/o Cibelli Capital Management, L.L.C., 110 East 42ND Street, New York, NY 10017. Mr. Cibelli is the managing member of "CCM". Mr. Cibelli is also the managing member of Cibelli Research & Management, L.L.C. ("CRM"), a Delaware limited liability company that is an investment management firm which serves as the general partner of Marathon Focus Fund, L.P., a New York limited partnership ("MFF").  Mr. Cibelli also serves as portfolio manager to a number of separate managed accounts.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof, Mr. Cibelli may be deemed to beneficially own 3,184,590 Shares, and MP and CCM may be deemed to beneficially own 2,995,509 Shares. The Shares are held by MP, MFF, and the separate managed accounts for which Mr. Cibelli serves as portfolio manger through his position in CCM and/or CRM (together, the "Clients"). The funds for the purchase of the Shares by the Clients came from the Clients' respective funds. Mr. Cibelli is also the beneficial owner of the Shares held in his personal accounts and in the accounts of his family members as follows: Mario Cibelli C/F S. Cibelli UTMA: 1,600 Shares; Mario Cibelli C/F G. Cibelli UTMA: 1,000 Shares; Mario Cibelli C/F L.  Cibelli UTMA: 1,000 Shares; Mario Cibelli C/F C. Cibelli UTMA: 700 Shares; Mario Cibelli Simple IRA: 2,000; The total cost for the Shares held by Mr. Cibelli is $40,851.76.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.  Purpose of Transaction.

On March 1, 2010, the Reporting Persons entered into a memorandum of understanding with Mr. H.A. (Humpy) Wheeler, attached hereto as Exhibit 99.2.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis and may engage in further discussions with management, the Board, other stockholders of the Issuer and other relevant parties concerning the business, operations, management, strategy and future plans of the Issuer.

Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of any discussions referenced above, actions taken by the Board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of the Shares held by the Reporting Persons and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Except as expressly set forth above, the Reporting Persons have no present plans, proposals, commitments, arrangements or understandings with respect to any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

As of the date hereof, Mr. Cibelli may be deemed to be the beneficial owner of 3,184,590 Shares, constituting 17.60% of the Shares of the Issuer, and MP and CCM may be deemed to be the beneficial owner of 2,995,509 Shares, constituting 16.56% of the Shares of the Issuer, in each case based upon the 18,093,166 Common Shares outstanding as of October 30, 2009, according to the Issuer's most recently filed Form 10-Q.

Mr. Cibelli has the sole power to vote or direct the vote and to dispose or direct the disposition of 3,184,590 Shares and the shared power to vote or direct the vote and dispose or direct the disposition of 0 Shares to which this filing relates. MP and CCM each have the sole power to vote or direct the vote and dispose or direct the disposition of 0 Shares and the shared power to vote or direct the vote and dispose or direct the disposition of 2,995,509 Shares to which this filing relates.

The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by Mr. Cibelli through his position in CCM, and CRM on behalf of the Clients are set forth in Exhibit 99.1 hereto and were all effected in broker transactions.

The 3,184,590 Shares were acquired for investment purposes. Mr. Cibelli and/or Mr. Cibelli on behalf of the Clients and MP and CCM may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7.  Material to be Filed as Exhibits.

A description of the transactions in the Shares that were effected by the Reporting Persons during the 60 days prior to March 1, 2010 is filed herewith as Exhibit 99.1.

A copy of the March 1, 2010 memorandum of understanding is filed herewith as Exhibit 99.2.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 1, 2010
(Date)

/s/ Mario Cibelli*
Mario Cibelli

MARATHON PARTNERS, L.P.
By its General Partner Cibelli Capital Management, L.L.C.

/s/ Mario Cibelli*
By: Mario Cibelli
Title: Managing Member

CIBELLI CAPITAL MANAGEMENT, L.L.C.

/s/ Mario Cibelli*
Title: Managing Member

* The Reporting Persons disclaim beneficial ownership except to the extent of their pecuniary interest therein.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

Exhibit 99.1

Transactions in the Shares

TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
SINCE THE MOST RECENT FILING ON SCHEDULE 13D

Date of Transaction	Number of Shares Purchased/(SOLD)	Price Per Share
01/08/10	500	2.2800
01/08/10	9,500	2.2800
01/12/10	500	2.2500
01/12/10	4,500	2.2500
01/13/10	10,000	2.2700
01/19/10	10,000	2.3044
01/20/10	5,500	2.2755
01/21/10	4,800	2.2654
01/21/10	8,100	2.2654
01/22/10	500	2.2500
01/22/10	2,200	2.2500
01/26/10	700	2.2536
01/26/10	19,300	2.2536
02/04/10	700	2.0000
02/04/10	19,300	2.0000
02/05/10	500	2.0000
02/05/10	9,500	2.0000
02/08/10	500	2.0000
02/08/10	5,300	2.0000

Exhibit 99.2
March 1, 2010

Mr. H.A. (Humpy) Wheeler
The Wheeler Company
10950 Arthur Auten Rd.
Huntersville, N.C. 28078

Dear Humpy:

Following up on our discussions, I’m very enthusiastic about working with you to address value enhancement opportunities related to Dover Motorsports, Inc. (“Dover”).

To provide a foundation for our relationship in the current situation, as well as how it might evolve in response to possible future developments, I’d suggest the following understandings:

1.
Objectives – The essential objective is for Marathon and its affiliated investors to be able to rely on your management expertise in considering track-related investment decisions, and also to know that you will be available for management duties if it becomes appropriate to do so. In this context, we need to establish provisions to assure that you share fairly in the benefits you help generate for Marathon, based on marketplace standards for whatever happens, and we should do so in separate agreements as we progress.

2.
Parties – As you may know from public SEC reports, I currently control approximately 3,000,000 Common Shares of Dover, owned primarily by Marathon Partners, L.P. and other funds or accounts I advise. I have the authority to act on behalf of all these holders, including for the purposes of establishing agreements relating to the contemplated relationship or organizing a special fund or account to manage the Dover investments of the affiliated funds.

For now, I will assume that you are acting as an individual. Please let me know if you decide to act through or on behalf of an entity you control.

3.
Responsibilities – On a simple level, I will be responsible for managing the Marathon affiliate investments in Dover, including their administration as well as any decisions about buying and selling or voting. You will be expected to offer advice based on your management expertise relating to the company and its industry. It should be clearly understood that you will not be considered responsible for any investment decisions or other duties of an investment manager, or any of the costs of those responsibilities.

4.
Advisory relationship – If appropriate at some point, we may both agree to start an advisory relationship.  A retainer, if any, should of course be set fairly at a market rate.  It should be understood that any advisory engagement should not restrict our consideration of other advisory, agency, participation, management or other opportunities that might develop as we progress.

5.
Opportunities to invest – You will have the right to participate in any of the funds I manage that hold investments in Dover, including any special funds or accounts that may be established during the course of our relationship, on the same terms that participation is available to existing Marathon investors, including me.

6.
Exclusivity – It should be understood that both of us expect to benefit from combining the advantage of my investment position with the advantage of your management expertise. Our agreement to share the benefits naturally requires your advising us exclusively.  In addition, there are presently no non-compete agreements in force that preclude you from working with us in an advisory or other role.

7.	Duration – Our relationship should continue for as long as my funds continue to hold investments in Dover, but either of us may terminate the relationship earlier upon 30 days notice.

I look forward to working together.

Yours truly,                                                                Accepted by:

__________________                                                 __________________
Mario D. Cibelli                                                                H.A. (Humpy) Wheeler
Managing Member                                                         The Wheeler Company